1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct 8, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/10/08

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2004/09/09: Chunghwa Telecom announced revenue for Aug. 2004

2	Announcement on 2004/09/10: Related information regarding the purchasing of Bond Fund

3	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

4	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

5	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

6	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

7	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

8	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

9	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

10	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

11	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

12	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

13	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

14	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

15	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

16	Announcement on 2004/09/30: Related information regarding the purchasing of Bond Fund

17	Announcement on 2004/10/04: Clarification on the news report that Chunghwa Telecom cooperate with Intel on the project of Digital Home

18	Announcement on 2004/10/08: SEP 2004 sales

EXHIBIT 1

Chunghwa Telecom announced revenue for Aug. 2004 billion

Date of events: 2004/09/09

Contents:

1.	Date of occurrence of the event: 2004/09/09

2.	Cause of occurrence: Chunghwa Telecom’s revenue for Aug. 2004 was NT$15.3 billion. Till the end of Aug., Chunghwa Telecom accumulated revenue of NT$121.3 billion, net income of NT$35.4 billion, and EPS of NT$3.67.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 2

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/10

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2.	Date of occurrence of the event: 2004/09/10

3.	Volume, unit price, and total monetary amount of the transaction: 41,105,913.5 Units; NT$12.16; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 41,105,913.5 Units; NT$500,000,000; 1.31%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.73%; 0.92%; NT$27,583,176,000

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$12.16

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 3

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 62,616,805.21 Units; NT$11.2105; NT$701,965,695

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,965,695

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0%; 0%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.21

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 4

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) First BOND FUND

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 44,037,299.6 Units; NT$13.6504; NT$601,126,754

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,126,754

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0%; 0%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.65

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) Taiwan BOND FUND

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 33,865,472.8 Units; NT$14.8098; NT$501,540,879

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,540,879

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0%; 0%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.80

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 6

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 41,105,913.5 Units; NT$12.1738; NT$500,415,170

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$415,170

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0%; 0%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$12.17

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 7

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): INVESCO ROC Bond Fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 34,715,230.96 Units; NT$14.4477; NT$501,555,242

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,555,242

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0%; 0%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.44

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 8

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 45,616,275.89 Units; NT$10.9938; NT$501,496,214

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,496,214

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0%; 0%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$10.99

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 9

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 45,480,179.74 Units; NT$10.9938; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 45,480,179.74 Units; NT$500,000,000; 2.78%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$10.99

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 10

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO BOND FUND

2.	Date of occurrence of the event: 2004/07/05~2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 27,408,128.97 Units; NT$14.5702~14.6183; NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 13,681,481.43 Units; NT$200,000,000; 0.43%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.59

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 11

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 41,071,810 Units; NT$12.1738; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 41,071,810 Units; NT$500,000,000; 1.67%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$12.17

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 12

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 62,441,461.13 Units; NT$11.2105; NT$700,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 62,441,461.13 Units; NT$700,000,000; 3%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.21

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 13

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) Taiwan BOND FUND

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 33,761,428.2 Units; NT$14.8098; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 33,761,428.2 Units; NT$500,000,000; 1.95%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.80

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 14

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF (Taiwan) First Bond fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 43,954,755.9 Units; NT$13.6504; NT$600,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 43,954,755.9 Units; NT$600,000,000; 2.1%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.65

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 15

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Dragon Fund

2.	Date of occurrence of the event: 2004/09/17~2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 26,723,768.9 Units; NT$14.9634~14.9725; NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management (Taiwan) Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 13,357,822.7 Units; NT$200,000,000; 2.75%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.97

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 16

Related information regarding the purchasing of Bond Fund

Date of events: 2004/09/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): INVESCO ROC Bond Fund

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: 34,607,584.6 Units; NT$14.4477; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department;

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 34,607,584.6 Units; NT$500,000,000; 1.96%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82%; 0.95%; NT$2,912,742,176

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.44

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 17

Clarification on the news report that Chunghwa Telecom cooperate with Intel on the project of Digital Home

Date of events: 2004/10/04

Contents:

1.	Name of the reporting media: Economic Daily News

2.	Date of the report: 2004/10/01

3.	Content of the report: Chunghwa Telecom cooperate with Intel on the project of “Digital Home”.

4.	Summary of the information provided by investors: None.

5.	Company’s explanation of the reportage or provided information: Chunhgwa Telecom signed a MoU with Intel to cooperate on the project of Digital Home. Chunghwa Telecom will not only assist Intel to develop a platform for digital home in Taiwan, but will also offer broadband ISP access services and high quality on-line content available on HiNet.

6.	Countermeasures: None.

7.	Any other matters that need to be specified: None.

EXHIBIT 18

Chunghwa Telecom

OCT 8, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
Sep	Invoice amount	17,832,617	18,465,316	-632,699	-3.43%
Jan-Sep	Invoice amount	158,475,423	157,282,280	1,193,143	0.76%
Sep	Net sales	15,412,350	15,452,103	-39,753	-0.26%
Jan-Sep	Net sales	136,753,926	133,906,721	2,847,205	2.13%

b	Trading purpose : None